Baker & Hostetler LLP 1000 Louisiana Suite 2000 Houston, TX 77002-5009 T 713.751.1600 F 713.751.1717 www.bakerlaw.com Donald W. Brodsky direct dial: 713.646.1335 dbrodsky@bakerlaw.com

October 3, 2007

Mr. Brad Skinner
Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 7010
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Swift Energy Company - File No. 1-8754
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for fiscal Quarters Ended March 31, 2007 and June 30, 2007
Filed May 4, 2007 and August 3, 2007
Dear Mr. Skinner:

On behalf of our client, Swift Energy Company, this letter confirms our telephone conversation on Wednesday, September 26, 2007, during which you agreed to a 10 business days extension of the time for Swift Energy Company to respond to the comments of the Staff contained in the Staff’s letter of September 17, 2007 regarding the above captioned filings.  Swift Energy Company intends to file its response to those comments with the Commission on or before Tuesday, October 16, 2007.

Thank you.  Please feel free to contact me with any questions.

Sincerely, /s/ DONALD W. BRODSKY Donald W. Brodsky